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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of March, 1999

                       Minco Mining & Metals Corporation
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                (Translation of registrant's name into English)

       Suite 1200 - 543 Granville Street, Vancouver, B.C., Canada V6C 1XS
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                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Minco Mining & Metals Corporation
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                                                       (Registrant)


Date March 31, 1999                           By /s/ Ken Z. Cai
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                                                     Ken Z. Cai, President
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                       Minco Mining & Metals Corporation

                              INDEX TO EXHIBITS

EXHIBIT NO.                                         DESCRIPTION
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99.1                                    Press Release Dated January 13, 1999
99.2                                    Press Release Dated January 14, 1999
99.3                                    Press Release Dated February 3, 1999
99.4                                    Press Release Dated February 4, 1999
99.5                                    Press Release Dated February 8, 1999
99.6                                    Press Release Dated February 25, 1999
99.7                                    Press Release Dated March 22, 1999